CHARDAN CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65277

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING _____01/01/2022_____ AND ENDING _____12/31/2022_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Chardan Capital Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
17 State Street, Suite 2130

                                   (No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven Urbach	646-465-9003	surbach@chardan.com
	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP

                              (Name – *if individual, state last, first, middle name*)

485 Lexington Avenue, 11th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/24/2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Urbach, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of XT Capital Partners, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



LORI ALESSI
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01AL6425911
Qualified in Queens County
Commission Expires November 29, 20_25_

Signature:

Title: Chief Executive Officer

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of the Management Committee
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Chardan Capital Markets LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2022.

New York, New York
April 6, 2023

CHARDAN CAPITAL MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

A S S E T S

Cash	$	15,194,596
Restricted cash		224,194
Due from clearing broker		20,125,384
Due from affiliates		77,856
Syndication fees receivable		575,826
Accounts receivable		1,672,278
Securities owned, at fair value		7,986,543
Property and equipment, net		304,955
Operating lease right of use asset		1,068,198
Other assets		1,452,038
TOTAL ASSETS	$	48,681,868

LIABILITIES & MEMBER'S EQUITY

Liabilities:

Accrued compensation and benefits	$	11,348,376
Accounts payable		1,040,520
Deferred revenue		2,526,111
Securities sold, not yet purchased, at fair value		10,281,322
Accrued expenses and other liabilities		1,246,778
Operating lease liability		1,129,854
TOTAL LIABILITIES		27,572,961

Member's Equity:

Member's Equity		21,108,907
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	48,681,868

The accompanying notes are an integral part of this statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

    Chardan Capital Markets LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k)(2)(ii). The Company is 100% owned by Chardan Securities, LLC and is located in New York City. Its customers are located in the United States and are also based internationally.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Presentation
    The Company's financial statement has been prepared in accordance with accounting principles generally accepted in The United States of America ("U.S. GAAP"). The Company is engaged as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking and investment advisory.

    Cash and Concentration of Credit Risk
    Cash consists of cash in banks, primarily held at one financial institution and at times may exceed federally insured limits. The maximum insurable limit on cash deposits is $250,000. Cash in excess of the insurance limit is $14,944,596 as of December 31, 2022. The Company reduces its exposure to credit risk by depositing its cash with high credit-quality financial institutions. The Company has not experienced any losses in such accounts and as of the date of issuance of these financial statements, the Company believes it has mitigated exposure to significant credit risk by opening a bank account with another high credit quality financial institution in March 2023.

    As of December 31, 2022, the Company maintained two money market deposit accounts of $176,387 and $47,806 to secure two letters of credit on its current New York and Connecticut office leases, respectively. The money market deposit accounts are recorded as restricted cash on the Statement of Financial Condition.

CHARDAN CAPITAL MARKETS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

Securities Owned and Securities Sold, not yet Purchased
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Securities positions are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement.

Property and Equipment
Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided using the straight-line method for financial statement reporting purposes over the estimated useful lives of the assets. The Company estimates the useful lives of computer equipment and software and web site costs to be five years. The Company estimates the useful lives of furniture and fixtures to be seven years. Leasehold improvements are generally amortized over their useful life which the Company estimates to be five years.

Leases
The Company's accounting and reporting of its leases complies with FASB ASC 842, Leases. The Company evaluated its existing vendor agreements, including its service office agreements for the recognition criteria under this guidance. It was determined that during the year ended December 31, 2022, the Company had agreements that would be classified as operating leases under the lease recognition guidance.

The Company is a lessee in noncancelable operating leases for office spaces subject to ASC 842, as disclosed in Note 6.

ROU Assets
A lessee's ROU asset is measured at the commencement date at the amount of the initially measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received; plus, any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (that is, present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Lease Liabilities
A lease liability is measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate, and are measured using the index or rate at the commencement date. Lease payments, including variable payments based on an index rate, are remeasured when any of the following occur: (1) the lease is modified (and the modification is not accounted for as a separate contract), (2) certain contingencies related to variable lease payments are resolved, or (3) there is a reassessment of any of the following: the lease term, purchase options or amounts that are probable of being owed under a residual value guarantee. The discount rate is the implicit rate if it is readily determinable; otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable; accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for each lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company determines its incremental borrowing rates by starting with the interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect differences in the amount of collateral and the payment terms of the leases.

Income Taxes
The Company is organized as a limited liability company and is recognized as a partnership for income tax purposes. No provision has been made for federal income taxes, since these taxes are the personal responsibility of the member. The Company is subject to New York City Unincorporated Business Tax ("NYC UBT").

The Company recognizes the effect of tax positions only when they are more likely than not to be sustained under audit by taxing authorities. At December 31, 2022, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities.

There are presently no ongoing income tax examinations. The Company recognizes interest and penalties in accrued expenses and other liabilities in the Statement of Financial Condition

Securities Received as Investment Banking Revenues

From time to time, the Company receives securities in the form of common stock, warrants or a combination of both of these securities as compensation for various types of investment banking services performed by the Company. The securities received are initially recorded at their estimated fair value and valued again at the balance sheet date with the difference recognized as an unrealized gain or loss until disposition. As described in Note 3, if the securities received by the Company are restricted, the securities are generally valued based on the market price less a management estimated restriction adjustment when valuing the securities.

Prior to 2022, the Company received two promissory notes receivable as compensation for placement agent services provided to the issuer of the private securities totaling $670,380. One of these promissory notes, in the amount of $405,000, may be convertible into securities if certain future conditions take place and is payable on May 1, 2023. This promissory note bears interest at 5% per annum and the interest payable as of December 31, 2022 was $54,000. This promissory note and the interest receivable are included in Other assets in the Statement of Financial Condition.

The second promissory note, in the amount of $265,380 is still outstanding as of December 31, 2022. This promissory note is included in Other assets in the Statement of Financial Condition.

Disaggregation of Revenue

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. The contract assets opening balance was $765,125 as of December 31, 2021. As of December 31, 2022, the Company had contract assets of $592,681 included in Other assets within the Statement of Financial Condition.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. The contract liability balance was $1,980,000 as of December 31, 2021. As of December 31, 2022, the Company had contract liabilities of $2,526,111.

Securities Transactions

All securities owned and securities sold, not yet purchased, are recorded at their estimated fair value, as described in Note 3.

Current Expected Credit Losses (CECL)

The Company applies ASU 2016-13, Financial Instruments – Credit Losses (Topic 326) which requires earlier recognition of credit losses, while also providing additional transparency about credit risk.

The CECL methodology utilizes a lifetime "current expected credit loss" measurement objective for the recognition of credit losses for certain financial assets at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current GAAP, which generally require that a loss be incurred before it is recognized. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer).

For certain financial assets measured at amortized cost, the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses. The Company identified fees receivable carried at amortized cost as impacted by ASC 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards.

The Company will continue to evaluate the appropriateness of a credit loss allowance on these receivables as facts and circumstances may evolve.

Syndication Fees and Accounts Receivable

Fees receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts and the probability of collection.

Due from Clearing Broker

The Company's trades and contracts are cleared through a clearing broker and settled daily between the clearing broker and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Off-Balance Sheet Risk

The responsibility for processing customer activity rests with the Company's clearing firm, Wedbush Securities Inc. ("Wedbush"). The Company's clearing and execution agreement provides that it's clearing firm credits losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, the Company's clearing firm records customer transactions on a settlement date basis, which is generally two business days after the trade date. No adjustments to the financial statement was necessary to reflect the trade date basis as the amounts were not considered material to the financial statement.

Wedbush is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts. In such a case, Wedbush may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any losses incurred by Wedbush will be charged back to the Company.

The Company, in conjunction with Wedbush controls off-balance sheet risk by monitoring the market value, marking securities to market on a daily basis, and by requiring adjustments of collateral levels. Wedbush establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The Company clears certain of its proprietary and customer transactions through Wedbush on a fully disclosed basis. The amount receivable from the clearing broker relates to the aforementioned transactions.

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and during the reporting period. Actual results could differ from those estimates.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

3.   FAIR VALUE

Fair Value Hierarchy
FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

• Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

• Level 2. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.

• Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company establishes valuation processes and procedures to ensure that the valuation techniques for investments that are categorized within Level 3 of the fair value hierarchy are fair, consistent and verifiable.

The inputs used by the Company in estimating the value of Level 3 investments include management estimated adjustments to reflect the restriction period on a security by security basis, and an internal pricing model that is updated as needed to reflect changes in the Company's view of the marketplace. The Company reviews its valuation policies monthly or more frequently as needed to determine whether the current valuation techniques are still appropriate. At that time, the unobservable inputs used in the fair value measurements are evaluated and adjusted as necessary, based on current market conditions and other third-party information.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

There were no changes in the Company's valuation techniques for the year ended December 31, 2022. A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis are as follows:

Exchange-Traded Equity Securities
Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 of the fair value hierarchy.

Restricted Equity Securities
Restricted equity securities are generally valued based on the market price less a management estimated restriction adjustments in valuing the investments. These investments are categorized in Level 3 of the fair value hierarchy.

Private Warrants
The intrinsic value is typically the Company's best estimate of fair value for warrants that are in the money. These investments are categorized in Level 2 of the fair value hierarchy. For warrants that are out of the money, the firm uses an internal pricing model, where warrants that are out of the money by less than half of the strike price are generally valued at $0.05 per warrant and warrants that are out of the money by more than half of the strike price are generally valued at $0.02 per warrant. These investments are categorized in Level 3 of the fair value hierarchy.

CHARDAN CAPITAL MARKETS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2022:

Assets	Level 1	Level 2	Level 3	Total
Equity				
Healthcare	690,005	-	28,715	718,720
Financials	-	-	748,884	748,884
Technology	202,980	-	538,815	741,795
Services	7,175	-	-	7,175
Other	4,785,258	-	743,824	5,529,082
Total Equity	**5,685,418**	**-**	**2,060,238**	**7,745,656**
Warrants				
Financials	-	-	157,875	157,875
Healthcare	738	-	5,027	5,765
Technology	-	2,623	73,453	76,076
Other	726	-	445	1,171
Total Warrants	**1,464**	**2,623**	**236,800**	**240,887**
Total Assets	**5,686,882**	**2,623**	**2,297,038**	**7,986,543**
Liabilities				
Equity				
Financials	(9,099,000)	-	-	(9,099,000)
Technology	(1,179,422)	-	-	(1,179,422)
Warrants				
Technology	(2,900)	-	-	(2,900)
Total Warrants	**(2,900)**	**-**	**-**	**(2,900)**
Total Liabilities	**(10,281,322)**	**-**	**-**	**(10,281,322)**

The Company's policy is to recognize transfers into and out of Level 3 as of the date of the event or change in circumstances that caused the transfer. For the year ended December 31, 2022, there were no warrant transfers from Level 3 into Level 2.

CHARDAN CAPITAL MARKETS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

Level 3 Change in Financial Assets and Liabilities

	Equity	Private Warrants
Assets		
Beginning balance	$ 2,852,091	$ 284,417
Purchases	3,465,950	300
Receipts from banking deals	6,047,790	1,517,763
Sales	(965,600)	-
Unrealized gain (loss)	(6,782,094)	(1,560,365)
Transfers out of Level 3	(2,557,899)	(5,315)
Ending balance	$ 2,060,238	$ 236,800

The following table provides additional information about the valuation techniques, significant unobservable inputs, and qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs used for investments categorized in Level 3 of the fair value hierarchy as of December 31, 2022:

Assets	Fair Value at December 31, 2022	Valuation Techniques	Significant Unobservable Input(s): Sensitivity of the Fair Value to Changes in the Unobservable Inputs	Range of Inputs (Weighted Average)
Investments in Private Equity	$ 2,060,238	Market price less restriction adjustment	Restriction adjustment: Significant increase(decrease) in the unobservable inut in isolation would result in a significantly lower (higher) fair value measurement.	60% (60%)
Investments in Private Warrants	$ 239,423	Internal pricing model	Price of warrant: Determined based on the value of the warrants' closing price in relation to its strike price. Significant increase (decrease) in the unobservable input in isolation would result in a significantly higher (lower) fair value measurement.	$0.02 - $0.05 ($0.03)

Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible risk. These instruments include cash and restricted cash, due from clearing broker, due from affiliates, syndication fees receivable, accrued compensation and benefits, accounts payable, and accrued expenses and other liabilities (all Level 1).

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2022:

Computer equipment and software	$ 101,719
Furniture and fixtures	174,956
Leasehold improvements	309,936
Web site	169,990
	756,601
Less accumulated depreciation	451,646
	$ 304,955

5. DUE FROM CLEARING BROKER

Amounts receivable from the Company's clearing broker at December 31, 2022, consists of the following and are included in Due from clearing broker in the Statement of Financial Condition:

Fees and commissions receivable	$ 198,341
Deposits with clearing broker	250,002
Receivables from clearing broker	19,677,041
Total	$ 20,125,384

6. COMMITMENT AND CONTINGENCIES

Leases

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments.

The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for certain of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance.

These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Amounts reported in the Statement of Financial Condition as of December 31, 2022 are as follows:

Operating leases:

Operating lease ROU assets	$1,068,198
Operating lease liabilities	$1,129,854

Supplemental Information:
Weighted average remaining lease term: 16.73 months
Weighted average discount rate: 5.50%

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2022 are:

Year Ending December 31,		
2023		847,302
2024		329,189
Total undiscounted lease payments	$	1,176,491
Less imputed interest		(46,637)
Total lease liabilities	$	1,129,854

PPP Loan

During 2020, the Company applied and received a promissory note (the "PPP Loan") evidencing an unsecured loan in the amount of $900,544 made to the Company pursuant to the Paycheck Protection Program (the "PPP") under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), which was enacted March 27, 2020.

In accounting for the terms of the PPP Loan, the Company is guided by ASC 470 Debt, and ASC 450-30 Gain Contingency. Accordingly, the Company recorded the proceeds of the PPP Loan as debt and the Company derecognized the liability when the loan forgiveness was reasonably certain.

In January 2022, the Company received notification from Signature Bank that Signature Bank and the Small Business Administration had completed their review of the Company's PPP Loan forgiveness request and that all of the original principal ($900,544) and cumulative interest ($15,371) totaling $915,915 under the loan was forgiven in full effective January 18, 2022.

CHARDAN CAPITAL MARKETS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

Guarantees
ASC Topic 460, "Guarantees" requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, and this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

Regulatory
As a regulated securities broker-dealer, from time to time the Company may be involved in proceedings and investigations by self-regulatory organizations. The Company is subject to examination by certain regulatory jurisdictions, including the SEC and FINRA. In management's opinion, based upon the information available at this time there are no proceedings or investigations by self-regulatory organizations against the Company that would have a material impact on the financial position or operating results of the Company.

Legal
In the ordinary course of business, the Company is subject to litigation relating to its activities as a broker-dealer including civil actions and arbitration. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of management of the Company there are no such actions pending against the Company that will have a material adverse effect on the Company's financial position or operating results of the Company.

7. RELATED PARTY TRANSACTIONS

Chardan Securities, LLC
As described in further detail below, effective September 30, 2022, the Company transferred, in the form of a non-cash distribution, to the Chardan Securities, LLC (the "Parent") $1,154,886 of its interests in advances the Company made to several affiliated sponsored special-purpose acquisition companies.

Effective December 31, 2022, the Company and the Parent entered into a transfer agreement (the "Transfer Agreement") whereby the Company transferred all of its rights, title and interest in certain restricted securities owned by the Company. The total amount of the restricted securities transferred by the Company to the Parent during the year ended December 31, 2022 was $745,524 and was classified as a non-cash distribution to the Parent.

Effective December 31, 2022, in accordance with the applicable agreements, the Company also transferred to the Parent, in the form of a non-cash distribution, all of the Company's interests in an affiliated sponsored special-purpose acquisition company along with all of the Company's interests in a promissory note the Company held with an affiliated individual. The amounts transferred to the Parent were $322,229 and $250,979, respectively.

ATW Partners LLC

In accordance with a services agreement effective October 7, 2021 and as amended effective June 21, 2022 (the "Services Agreement") between the Company and ATW Partners LLC ("ATW"), an affiliated entity, the Company will provide office space, resources, and other services to ATW. As of December 31, 2022, $3,200 was payable by ATW to the Company under the Services Agreement.

The Company earns commission revenues for successful private placement transactions the Company introduces to the private funds ATW manages.

Sponsored Special-Purpose Acquisition Companies (SPACs)

Due from affiliates

During the year ended December 31, 2022, the Company advanced a total of $484,993 to several affiliated entities to fund the initial costs of these entities. As of December 31, 2022, the total cumulative advances by the Company to several affiliated entities were equal to $3,879,479. During the year ended December 31, 2022, the Company transferred $1,477,115 of its interests in these advances to the Parent in the form of non-cash distributions. Effective December 31, 2022, the Company also transferred to the Parent, in the form of a non-cash distribution, all of the Company's interests in a promissory note the Company received from an affiliated individual as payment to the Company for $250,979 of advances made by the Company to an affiliated SPAC entity on behalf of the affiliated individual. An additional $1,700,000 of total advances noted above were fully settled by an equity distribution during 2022 by $905,930 and the issuance of a promissory note by the Company to another affiliated individual for $794,070. As of December 31, 2022, the promissory note to the affiliated individual for $794,070 was fully repaid. During 2022, a total of $109,570 was repaid to the Company by the several affiliates. Additionally, $267,240 of these advances were distributed through equity during 2022. As of December 31, 2022, a remaining balance of $74,575 is outstanding and due to the Company by several affiliates.

<u>*Revenues*</u>
For the year ended December 31, 2022, the Company earned revenues from four affiliated SPAC entities. As of December 31, 2022, there were no receivables related to these affiliates.

The four affiliated SPAC entities the Company earned revenues from during 2022 included CleanTech Acquistion Corp. (which became Nauticus Robotics, Inc.), Chardan NexTech Acquisition 2 Corp (which became Dragonfly Energy Holdings Corp.), Ventoux CCM Acquisition Corp. (which became Presto Automation Inc.) and Globis Acquisition Corp. (which became Forafric Global PLC).

The revenues noted above included deferred underwriting fee income earned from these four affiliated SPAC entities which included equity securities received by the Company under the terms of each assignment or engagement, typically the closing date of the transaction. The revenues earned from these four affiliated SPAC entities also included a private placement transaction for one of the four affiliated SPAC entities and advisory services provided to two of the four affiliated SPAC entities.

<u>Other Related Party activities</u>
In December 2020, the Company entered into stock purchase agreements with three affiliated parties of the Company (the "Borrowers") to sell 463,190 shares of the common stock of one of the securities the Company owns in return for secured promissory notes (the "Promissory Notes") issued by the Borrowers totaling $2,315,950. The principal amount was due from time to time and accrued interest at 0.14% per annum. Effective January 31, 2022, the Company agreed to repurchase all 463,190 shares of the common stock, originally sold to the affiliated Borrowers in December 2020, and in return simultaneously forgive the affiliated Borrowers from repaying the original $2,315,950 in principal of the Promissory Notes. Total interest of $3,518 was accrued since December 2020 and also forgiven by the Company during 2022.

In July 2021, the Company advanced an affiliated individual $300,000 in return for an unsecured promissory note (the "Unsecured Promissory Note. The affiliated individual repaid the Company the $300,000 in full in January 2022.

In June 2022, the Company entered into an agreement with an affiliated individual for funds the Company advanced to an affiliated SPAC entity in November 2021. In accordance with the agreement, the Company received an unsecured promissory note from the affiliated individual for $794,070. The terms of the promissory note called for repayment of the principal in monthly installments and was non-interest bearing. As of December 31, 2022, the promissory note was fully repaid.

CHARDAN CAPITAL MARKETS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

In December 2022, the Company entered into an agreement with an affiliated individual for funds the Company advanced to an affiliated SPAC entity in October 2021. In accordance with the agreement, the Company received an unsecured promissory note from the affiliated individual for $250,979. Effective December 31, 2022, the Company transferred to the Parent, in the form of a non-cash distribution, all of the Company's interests in this promissory note.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1). Effective December 2022, the Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires the Company to maintain a minimum net capital greater than $250,000. As of December 31, 2022, the Company had net capital of $13,190,414, which was $12,940,414 in excess of the minimum net capital required.

9. EMPLOYEE BENEFIT PLAN

The Company sponsors a discretionary match 401(k) plan, which covers substantially all employees. Employee contributions to the plan are at the discretion of eligible employees. As of December 31, 2022, $8,875 was payable and included in accrued compensation and benefits on the Statement of Financial Condition.

10. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date that the financial statement was available to be issued. No significant subsequent events have been identified which would require disclosure or recording in the financial statement.